                                            Exhibit 21.1

List of Subsidiaries of Berkeley Lights, Inc.

Name	Jurisdiction of Incorporation or Organization

BLI Europe International, Ltd.	United Kingdom

BLI International LLC	United States

Berkeley Lights Life Science	People's Republic of China
(Shanghai) Co., Ltd.

Berkeley Lights Life Science	Singapore
(Singapore) Pte., Ltd.